Exhibit 99.1
Hamilton, Bermuda
June 2, 2025
Flex LNG Ltd. (“Flex LNG” or the “Company”) (NYSE/OSE: FLNG) is pleased to announce the signing and successful completion of the $175 million JOLCO lease financing for the vessel Flex Courageous. The refinancing generated net proceeds of approximately $42 million, extends debt maturity to 2035 and will significantly reduce the cost of debt by ~1.5% p.a.
The refinancing of Flex Courageous follows the announcement of up to 10 years of additional backlog for the vessel. This JOLCO lease marks the first of three planned vessel refinancings under the Balance Sheet Optimization Program 3.0, introduced in the Q1-2025 presentation after securing up to 37 years of combined contract backlog across the three vessels.
The Company remains on track to complete the refinancing of Flex Resolute and Flex Constellation in the second half of 2025. The combined refinancing efforts are expected to release $120 million in net proceeds, while also extending debt maturities and reducing the overall cost of debt.
At the end of Q1-2025, Flex LNG held a cash balance of $410 million. The proceeds from this transaction further support the Company’s strong liquidity position, financial flexibility at highly attractive terms and supported by the substantial charter backlog.

Knut Traaholt, CFO of Flex LNG Management AS, commented:
“We are pleased to have completed our first refinancing of 2025 at very attractive terms. We sincerely appreciate the continued trust and support from our banking partners and lease providers. With this transaction completed, we now turn our attention to the planned refinancings of Flex Resolute and Flex Constellation, continuing our efforts to further strengthen Flex LNG’s financial platform.”

For further information, please contact:
Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: ir@flexlng.com